Duo Marketplace, LLC

Profit and Loss
January - February, 2022

	TOTAL
Income	
Sales	9,904.36
Total Income	**$9,904.36**
GROSS PROFIT	**$9,904.36**
Expenses	
Contributions to charities	90.00
Entertainment	1,524.75
General business expenses	0.00
Bank fees & service charges	35.90
Total General business expenses	**35.90**
Office expenses	206.98
Software & apps	1,379.25
Total Office expenses	**1,586.23**
Payroll expenses	7,592.76
Payments to partners	306.00
Total Payroll expenses	**7,898.76**
Supplies	-153.98
Utilities	238.17
Phone service	261.80
Total Utilities	**499.97**
Total Expenses	**$11,481.63**
NET OPERATING INCOME	**$ -1,577.27**
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	51.46
Total Vehicle expenses	**51.46**
Total Other Expenses	**$51.46**
NET OTHER INCOME	**$ -51.46**
NET INCOME	**$ -1,628.73**

Duo Marketplace, LLC

Balance Sheet

As of February 28, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHECKING ACCT - 1	3,958.44
SAVINGS ACCT - 1	47,579.26
Total Bank Accounts	**$51,537.70**
Total Current Assets	**$51,537.70**
TOTAL ASSETS	**$51,537.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	-14,384.17
Total Other Current Liabilities	**$ -14,384.17**
Total Current Liabilities	**$ -14,384.17**
Total Liabilities	**$ -14,384.17**
Equity	
Opening balance equity	2,595.59
Partner distributions	-64,454.42
Partner investments	100,000.00
Partner Investments	4,574.26
Total Partner investments	**104,574.26**
Retained Earnings	24,835.17
Net Income	-1,628.73
Total Equity	**$65,921.87**
TOTAL LIABILITIES AND EQUITY	**$51,537.70**

Duo Marketplace, LLC

Statement of Cash Flows
January - February, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,628.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -1,628.73**
FINANCING ACTIVITIES	
Opening balance equity	-4,574.26
Partner distributions	-10,556.00
Partner investments	50,000.00
Partner investments:Partner Investments	4,574.26
Net cash provided by financing activities	**$39,444.00**
NET CASH INCREASE FOR PERIOD	**$37,815.27**
Cash at beginning of period	13,722.43
CASH AT END OF PERIOD	**$51,537.70**